Subsidiaries of the Registrant

Name of Entity	Formation Date	Jurisdiction of Incorporation	Holder of Stock
Nemus	July 17, 2012	California, USA	Skye Bioscience, Inc.
Skye Bioscience Pty Ltd.	August 9, 2019	Australia	Skye Bioscience, Inc.
Emerald Health Therapeutics, Inc.	July 31, 2007	British Columbia, Canada	Skye Bioscience, Inc.
Avalite Sciences, Inc.	March 3, 2005	British Columbia, Canada	Emerald Health Therapeutics, Inc.
Bird Rock Bio Sub, Inc.	November 16, 2006	Delaware, USA	Skye Bioscience, Inc.
Ruiyi Acquisition Corporation	July 21, 2011	Delaware, USA	Bird Rock Bio Sub, Inc.